January 18, 2006

Ms. Michele Gohlke

Branch Chief

Mail Stop 6010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re: ON Semiconductor Corporation

Form 10-K for the Year Ended December 31, 2004, Forms 10-Q for the Quarter Ended

March 31, 2005, June 30, 2005, and September 30, 2005

File No. 000-30419

Dear Ms. Gohlke:

This letter sets forth the responses of ON Semiconductor Corporation (“ON Semiconductor”) to the comments contained in the Staff’s letter, dated December 21, 2005, regarding the above referenced filings. The responses set forth below are numbered so as to correspond to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

-Liquidity and Capital Resources, page 32

-EBITDA, page 35

1.	Comment provided by you -“We note your presentation of the non-GAAP measure, EBITDA as a liquidity measure. It appears from your discussion that your debt agreements contain covenants that required you to maintain an “Adjusted EBITDA” financial measure. In future filings, revise your presentation of EBITDA or “Adjusted EBITDA” to include a discussion indicating the materiality of the covenant and agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition, results of operations, and liquidity. Refer to Item 10(e) of Regulation S-K and Question 10 in FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.”

Response by us- We have reviewed Item 10(e) of Regulation S-K and Question 10 in the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. We will include in future filings a discussion regarding the materiality of the adjusted EBITDA covenant in our senior secured credit agreement, the amount necessary for compliance with the covenant and the reasonably likely effects of non-compliance with the covenant on our financial condition, results of operations and liquidity. We propose to include in our upcoming Form 10-K for the year ended December 31, 2005 disclosure substantially to the following effect:

As discussed in “Debt Instruments, Guarantees and Related Covenants” included elsewhere in this report, our senior secured credit agreement requires us to maintain a trailing twelve-month minimum adjusted EBITDA of $140 million. Adjusted EBITDA, as defined in the credit agreement (a copy of which is incorporated by reference as Exhibit 10.XX hereto) totaled approximately $XXX million for the twelve months ended December 31, 2005.

If we were not in compliance with the covenants contained in our senior secured credit agreement, including the adjusted EBITDA maintenance covenant, the holders of our senior secured indebtedness could cause all outstanding amounts to be due and payable immediately. If we were unable to repay, refinance or restructure that indebtedness, the holders could proceed against the collateral securing that indebtedness. In addition, any such event of default or declaration of acceleration could also result in an event of default under one or more of our other debt instruments and have a material adverse effect on our financial condition, results of operations and liquidity.

Consolidated Financial Statements, page 81

Notes to Consolidated Financial Statement, page 87

Note 3, Significant Accounting Policies, page 88

-Short-term Investments, page 88

2.	Comment provided by you-“We note that you have classified your auction rate securities that mature after five years as short-term investments at December 31, 2004. Since your auction rate securities have long-term maturity dates and there is no guarantee that you will be able to liquidate the holdings, these securities do not meet the definition of cash equivalents as provided in paragraphs 8 and 9 of SFAS 95. These securities should be presented on the balance sheet as current assets or non-current assets in accordance with the guidance in ARB 43, Chapter 3A, Working Capital-Current Assets and Current Liabilities. In future filings, please revise to classify these securities as non-current investments or tell us why you believe your presentation is appropriate.”

Response by us- We made the determination to account for the auction rate securities as FAS 115 investments and classified these securities as available-for-sale. We then evaluated the balance sheet classification of these available-for-sale securities as either current or non-current using the approach prescribed by the American Institute of Certified Public Accountants in Accounting Research Bulletin (ARB) No. 43. We

believe by classifying the auction rate securities as short term investments in current assets, we have properly applied the guidance in ARB 43 Chapter 3A- “Working Capital-Current Assets and Liabilities”. As specifically stated in ARB 43: “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business”. As these securities were classified as available-for-sale and coupled with our ability, intent and practice to hold these readily marketable securities for less than one year; we believe that classification as a current asset is appropriate. We do not believe any of the exclusions listed in paragraph 6 of the ARB contradict this assessment. It should also be noted, the auction rate securities we had as of December 31, 2004 were sold in the first quarter 2005 and we no longer carry this type of investment.

Note 5. Restructuring, Asset Impairments and Other, net, page 97

3.	Comment provided by you- “We note that you have been implementing profitability enhancement programs since 2000. We further note that you have incurred restructuring charges of $21.4 million, $65.1 million, $35.2 million during the 2004, 2003, and 2002, respectively. In this regard, please provide the required disclosures by exit or disposal activity in future filings. For instance, please disclose a description for each of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date of your activity. Also, include the total amount expected to be incurred in connection with each activity, the amount incurred in the respective periods presented, and the cumulative amount incurred to date. Please provide to us these proposed disclosures for each exit or disposal activity that is not completed at December 31, 2004. Refer to SAB Topic 5-P (4) and paragraph 20 of SFAS 146.

Response by us- We have reviewed our disclosures of restructuring charges in Note 5 of our 2004 Form 10-K for compliance with the disclosure requirements in SAB Topic 5-P (4) and paragraph 20 of SFAS 146 for each exit or disposal activity that was not completed at December 31, 2004. We agree in future filings to include the facts and circumstances leading to the expected activity, the expected completion date of the activity, the total amount expected to be incurred in connection with each activity, the amount incurred in the respective periods presented and the cumulative amount incurred to date. The exit or disposal activities that were not completed at December 31, 2004 were begun in the following periods:

•	December 2004

•	December 2003

•	December 2002

•	June 2002

•	March 2002

The fifth paragraph in Note 18: Segment Information, in our 2004 10-K, addresses the requirement of paragraph 20 (d) of SFAS regarding reportable segments as follows: “Additionally, restructuring, asset impairments and other, net and certain other manufacturing and operating expenses...are not allocated to any product segment.” Except as indicated in the revised disclosure attached for December 2003, the restructuring programs above involved manufacturing and non manufacturing activities and personnel that supported both reportable segments.

We have prepared in the following section a revision to the 2004 10- K disclosures that we believe conform to the disclosure requirements in SAB Topic 5-P (4) and paragraph 20 of SFAS 146. Changes are indicated in bold and underlined.

December 2004

In December 2004, the Company recorded $5.6 million in restructuring, asset impairment and other, net charges, which includes $3.3 million of asset impairments associated with the Company’s restructuring programs, $1.9 million of exit costs, and $0.4 million of employee separation charges.

The $3.3 million of asset impairments include $3.0 million associated with the East Greenwich, Rhode Island facility and $0.3 million associated with the closure of the assembly and test operations in Roznov, Czech Republic. During 2004 the Company was unable to secure a buyer for the assets related to the closure of the East Greenwich facility, as announced in December 2003 and discussed below. This, coupled with the postponement of the planned discontinuation of manufacturing activities at East Greenwich, triggered an impairment analysis of the carrying value of the related assets and resulted in the Company recording asset impairment charges of $3.0 million associated with East Greenwich. The Company measured the amount of each asset impairment by comparing the carrying values of the respective assets to their related estimated fair values. The Company estimated future net cash flows for the period of continuing manufacturing activities (March 2005 for East Greenwich and December 2004 for Roznov) for each group of assets using price, volume, cost and salvage value assumptions that management considered reasonable in the circumstances. The impairment charges were recorded for the amount by which the carrying value of the respective assets exceeded their estimated fair value.

The $1.9 million of exit costs include $1.9 million of contract termination costs incurred to terminate two information technology outsourcing agreements and $0.2 million related to certain exit activities that were completed in connection with the shutdown of manufacturing operations in East Greenwich, Rhode Island that was announced in December 2003, as described below. Also in December 2004, the Company reversed $0.2 million of the exit costs reserve for lease terminations that was announced in December 2002, as described below. The remaining $1.7 million of contract termination costs is expected to be paid during the first quarter of 2005.

The employee separation charges of $0.4 million include $0.2 million of employee separation charges and $0.2 million of adjustments to the employee separation charges reserve related to the shutdown of the Company’s assembly and test operations in Roznov, Czech Republic that was announced in November 2003, as described below. The Company also recorded a $0.1 million reversal of amounts previously recorded in connection with the Company’s September 2003 restructuring program, as described below, and recorded an additional $0.1 million charge associated with its March 2002 restructuring program as described below.

Cumulative charges of $1.9 million have been incurred as of December 31, 2004, related to this restructuring program. The Company does not expect any additional charges related to the December 2004 restructuring program.

December 2003

In December 2003, the Company recorded $30.1 million in restructuring, asset impairment and other, net charges. These charges included $5.2 million to cover employee separation costs, $0.4 million of lease and contract costs and $20.2 million of asset impairments associated with the Company’s restructuring programs, and $4.3 million of other charges associated with the write-down of certain other assets. The Company also recorded a $0.2 million reversal of amounts previously recorded in connection with the Company’s June 2001 and December 2002 restructuring programs, as described below.

The employee separation costs of $5.2 million reflect the phase-out of manufacturing operations at the Company’s East Greenwich, Rhode Island facility, the shutdown of the Company’s assembly and test operations in Roznov, Czech Republic, that was announced in November 2003, and further reductions in general and administrative staffing levels in the United States and Western Europe for cost savings purposes. The employee separation charges for East Greenwich totaled $3.8 million for approximately 325 employees. The Company’s East Greenwich, Rhode Island manufacturing facility supports the Company’s Analog Product Group. The Czech Republic employee separation charge of $0.5 million represents a portion of the total severance charges for approximately 460 employees. Additional severance costs of approximately $1.6 million related to the Czech Republic were recognized ratably over 2004. The remaining $0.9 million charge relates to severance benefits for approximately 10 employees in general and administrative functions in the United States and Europe. All terminations and associated severance payments related to this charge are expected to be completed by the fourth quarter of 2005.

The lease and contract termination costs of $0.4 million reflect costs incurred in connection with the consolidation of sales, distribution and administrative facilities in North America. All associated payments related to this charge are expected to be completed by the second quarter of 2006.

The $20.2 million of asset impairments include $15.3 million associated with the East Greenwich, Rhode Island facility and $4.9 million associated with the closure of the assembly and test operations in Roznov, Czech Republic. The planned discontinuation of manufacturing activities triggered an impairment analysis of the carrying value of the related assets and resulted in the Company recording asset impairment charges of $15.3 million associated with the East Greenwich, Rhode Island facility and $4.9 million associated with the assembly and test operations in Roznov, Czech Republic. The Company measured the amount of each asset impairment by comparing the carrying values of the respective assets to their related estimated fair values. The Company estimated future net cash flows for the period of continuing manufacturing activities (December 2004 for East Greenwich and Roznov) for each group of assets using price, volume, cost and salvage value assumptions that management considered reasonable in the circumstances. The impairment charges were recorded for the amount by which the carrying value of the respective assets exceeded their estimated fair value.

The $4.3 million of other charges consist of a $2.3 million write-off of a long-term note receivable and a $2.0 million write-down of a cost basis investment. The note receivable was created in connection with the sale of certain equipment in 2001 and was fully reserved during the fourth quarter of 2003 when the counterparty defaulted on the obligation. The Company continues to attempt to collect this note. The cost basis investment relates to a semiconductor start-up company that was written down in the fourth quarter of 2003 based on the Company’s operating performance and liquidity concerns.

Cumulative charges of $35.7 million and additional charges from adjustments of $0.2 million have been incurred as of December 31, 2004, related to this restructuring program. The Company does not expect any additional charges related to the December 2003 restructuring program, except for approximately $0.1 million to $0.2 million of exit costs each quarter through the second quarter of 2006 related to the phase-out of manufacturing operations at the Company’s East Greenwich, Rhode Island facility.

December 2002

In December 2002, the Company recorded $12.6 million (net of a $0.6 million adjustment) restructuring, asset impairments and other charges including $10.1 million for employee separation costs relating to the termination of approximately 300 employees, $1.0 million of asset impairments and approximately $1.8 million in expected lease termination and other exit costs associated with the decommissioning of certain assets. The headcount reductions began in the first quarter of 2003 and are expected to be completed by June 2005 and impacted both manufacturing and non-manufacturing personnel mainly in the United States. These headcount reductions were initiated for cost savings purposes. The asset impairments relate to the closure of a production line and an abandoned capital equipment project in the Czech Republic. The charge also included an additional $0.3 million reserve related to a headcount reduction in Toulouse, France that was part of the March 2002 restructuring program described below. The $0.6 million adjustment related to release of previous reserves associated with our March 2001 and June 2001 restructuring programs due the Company’s analysis of estimated costs to complete those programs described below. As of December 31, 2004, there were 6 employees remaining to be terminated during 2005 and the related unpaid severance payments of $0.4 million are expected to be paid by March 2006.

In December 2002, the Company also recorded a $4.9 million charge to cover the costs associated with the separation of two of its executive officers. In connection with the separation, the Company reserved $2.0 million related to the cash portion of the related separation agreements. In addition, the Company agreed to modify the vesting and exercise period for a portion of the executives’ stock options. This modification resulted in a non-cash stock compensation charge of $2.9 million with an offsetting credit to additional paid-in capital.

Cumulative charges of $12.9 million offset by adjustments of $1.9 million have been incurred as of December 31, 2004, related to this restructuring program. The Company does not expect any additional charges related to the December 2002 restructuring program.

June 2002

In June 2002, the Company recorded charges totaling $16.7 million for costs associated with its worldwide restructuring programs. The charges included $3.9 million to cover employee separation costs associated with the termination of 79 U.S. employees, $2.8 million for exit costs consisting primarily of charges associated with a manufacturing supply agreement, and $8.4 million for equipment write-offs that were charged directly against the related assets. An additional $1.0 million in exits costs and $0.6 million in employee separation costs were accrued relating to the closure of the Company’s Guadalajara, Mexico manufacturing facility that was part of the June 2001 program described below.

The employee separation costs reflected further reductions in general and administrative staffing levels for cost savings purposes and included $1.0 million of non-cash stock compensation charges associated with the modification of stock options for certain terminated employees. All impacted employees have been terminated and the related severance costs were paid during 2003.

As a result of continuing economic conditions, the Company determined that certain manufacturing equipment purchase and supply agreements were no longer economical to complete and recorded estimated termination charges of $2.8 million during the second quarter of 2002. As of December 31, 2004, the Company had settled certain of these obligations with payments of $1.3 million. In June 2003, the Company recorded an additional $1.0 million associated with a manufacturing supply contract that was terminated as part of the June 2002 restructuring program. During the first quarter of 2005 this issue was partially resolved with the vendor and the related payment was made during the first quarter of 2005. As of December 31, 2004, all employees had been terminated under the restructuring program.

During the second quarter of 2002, the Company identified certain manufacturing equipment that would no longer be used internally and recorded a charge of $7.0 million to write-down the remaining carrying value to its estimated net realizable value. Additionally, the Company determined that it would not invest the capital required to complete an equipment project and recorded a charge of $1.4 million to write-off the carrying value of the related project.

During the second quarter of 2002, the Company reached a settlement of various contractual issues with Motorola in exchange for a cash payment from Motorola of $10.6 million which resulted in a related gain of $12.4 million (see Note 16 “Related Party Transactions” for further details of the Motorola settlement). The Company also recorded a $1.2 million reversal of amounts previously provided in connection with the June 2001 restructuring program described below as a result of favorable negotiated contract termination costs, and the Company released the remaining $0.1 million reserve for employee separation costs under the March 2001 program described below to income during the second quarter of 2002.

Cumulative charges of $15.1 million and additional charges from adjustments of $1.0 million have been incurred as of December 31, 2004, related to this restructuring program. The Company does not expect any additional charges related to the June 2002 restructuring program.

March 2002

In March 2002, the Company recorded a $7.1 million (net of a $0.1 million adjustment) charge to cover employee separation costs relating to the termination of approximately 72 employees. Approximately $5.0 million of this charge is attributable to employee terminations resulting from the Company’s decision to relocate its European administrative functions from Toulouse, France to Roznov, Czech Republic and Piestany, Slovakia for cost savings purposes. The relocation of these functions was completed in 2003. The remaining $2.2 million relates to reductions in selling, general and administrative personnel primarily in the U.S. The March 2002 charge also included $0.2 million of non-cash employee stock compensation expense associated with the modification of stock options for certain terminated employees. As of December 31, 2004, all employees have been terminated under this program. As of December 31, 2004 the remaining liability relating to this restructuring was $0.2 million and will be paid by June 2005. Cumulative charges of $7.2 million and additional charges from adjustments of $0.5 million have been incurred as of December 31, 2004, related to this restructuring program. The Company does not expect any additional charges related to the March 2002 restructuring program.

Note 7. Long-Term Debt, page 109

4.	Comment provided by you- “We note that you have issued $260 million of zero coupon convertible senior subordinated notes during 2004. We further note that these notes may contain a feature that allows the conversion price to adjust based on certain events, a put option whereby the holder may redeem the notes at certain dates, and a call option whereby the issuer can redeem the notes. In this regard, tell us and revise in future filings to address how you have accounted for the following:

•	Tell us how you have accounted for the zero coupon bonds. Include in your response how you recorded the zero coupon rate.

•	Tell us if you have concluded that the notes meet the definition of conventional convertible debt as defined in paragraph 4 of EITF 00-19. If not, you are required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please provide us with an analysis of your conclusions reached.

•	Tell us how you have accounted for the put and call options on the debt. Also, confirm to us that there are not any other provisions within this note agreement that may be embedded derivatives which should be bifurcated and accounted for separately pursuant to SFAS 133.”

Response by us-In future filings we agree to add detail on how we accounted for the debt instrument and embedded derivatives present in our $260 million zero coupon convertible senior subordinated notes issuance in 2004.

We issued $260 million in notes at par value and accordingly increased long term debt by $260.0 million, recorded the receipt of $251.2 million in cash, and established an asset for $8.8 million related to deferred financing costs directly related to the deal. The deferred financing costs have been amortized using the effective interest method through the first put date. As the debt does not bear a coupon rate, the only interest recorded on the debt comes from the amortization of the deferred financing costs.

EITF Issue No. 00-19 provides guidance in determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding. Paragraph 4 of EITF 00-19 provides an exception to the criteria in paragraphs 12–33 when evaluating whether a “conventional convertible debt instrument” contains an embedded derivative indexed to the company’s own stock that would require bifurcation. The exception is allowed when the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash at the discretion of the issuer. As detailed in the note indenture on file with the SEC (See exhibit 4.11), the conversion option exercisable upon certain contingent events can be settled in cash or stock (at the issuers option only) and no combination thereof. In addition, the number of shares to be received upon conversion (or the equivalent amount of cash) is fixed, with adjustments provided to the conversion ratio in the event of equity restructuring transactions representing “standard” antidilution provisions discussed in EITF 05-02.

Therefore, we concluded that the $260 million zero coupon convertible senior subordinated notes are considered “conventional” for purposes of applying Issue 00-19. In accordance with paragraph 8 of EITF 00-19, a security that gives a company a choice of physical settlement or net-share settlement would initially be classified as equity. As the notes provide us with a choice of paying in cash or a fixed number of shares the conversion option would be initially classified as equity. Paragraphs 11(a) and 12(c) of SFAS 133 specify that if the embedded conversion option is indexed to our stock and would be classified as stockholders’ equity if it were free standing derivative, the conversion option would be excluded from the scope of SFAS 133 and thus need not be separated from the debt host and accounted for separately. We believe the notes meet the above criteria and as such the conversion option does not need to be separated from the debt host and accounted for separately.

The notes will mature in 2024 unless earlier converted, redeemed or repurchased. Beginning April 15, 2010, we can call the notes for cash at a price of 100% of the principal amount. The note holders have the right to put the notes to us for cash on April 15, 2010, 2014, and 2019. Paragraph 12 of FAS 133 requires that an embedded derivative instrument be separated from the host contract and accounted for as a derivative instrument if criteria a-c are met. Paragraph 61(d) of FAS 133 states that calls and puts that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable. The put and the call options are considered clearly and closely related to the economic characteristics of the bond because they simply accelerate the repayment of principal, involve no substantial premium or discount, and are not contingent.

Step 3 of DIG Issue B16, Calls and Puts in Debt Instruments, states that further analysis is still required to determine whether the call or put is clearly and closely related to the debt host contract under the provisions of paragraph 13 of FAS 133. Paragraph 13 of FAS 133 states that an embedded derivative feature in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract, unless either of the following conditions (a) or (b) exist. Neither of the conditions specified in paragraph 13(a) or 13(b) are met, as there is never a circumstance where the investors will not recover substantially all of their initial recorded investment or double their return because the debt was issued at par and both the call and the put options cannot be exercised at a price below par. Therefore the put and call options are considered clearly and closely related to the debt host, and therefore do not require bifurcation.

We did consider the trading price condition and the credit rating decline condition to be embedded derivatives that would require bifurcation. The notes are convertible following any five consecutive trading-day period in which the trading price per $1,000 principal amount of the notes was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of a note. This provision is limited after April 15, 2019. The notes are also convertible if Moody’s or S&P provide an initial credit rating and they subsequently cease to provide a rating or our rating falls three or more rating subcategories below the initial rating. In consultation with our investment bankers, we concluded that these derivatives had de minimus value at the initial issuance as the likelihood of these events is very small, the market is usually efficient (it’s not logical for the debt to be trading at less than the equity it could be converted into unless extreme illiquidity occurs) and there was no proxies in the market that had developed to mitigate these risks. If there is real risk and therefore value in a derivative, a market develops to hedge those risks. Quarterly, we review these assumptions with our investment bankers and have not found there to be indications of any nominal value in these derivatives. We confirm that there are no other provisions at the time of issuance of the note agreement that may be embedded derivatives which should be bifurcated and accounted for separately pursuant to SFAS 133.

Form 10-Q for the Quarter Ended September 30, 2005

Item 4. Controls and Procedures, page 66

5.	Comment provided by you- “We note your statement that ‘a control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.’ Please revise your filings to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the paragraph which includes the reference to the level of assurance of your disclosure controls and procedures. Please refer to the guidance in the SEC Release No. 33-8238, Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, specifically Section II.F.4, which is available on our website at http://www.sec.gov/rules/final/33-8238.htm.”

Response by us- We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as has been certified by our chief executive officer and chief financial officer in Section 4(c) of each of Exhibit 31.1 and 31.2 of the referenced report on Form 10-Q. We will revise the Item 4 disclosure in our future filings, in accordance with the Staff’s comment, either (a) to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or (b) to remove the paragraph that includes the reference to the level of assurance of our disclosure controls and procedures.

As a final matter you requested at the end of your letter that we make certain representations to you. We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosures in these filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate the efforts of the staff to review our comments and look forward to a speedy completion.

Sincerely,

/s/ DONALD COLVIN
Donald Colvin
Chief Financial Officer ON Semiconductor Corporation 5005 E. McDowell Road Phoenix, Arizona 85008

Cc: Tara L. Harkins

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